ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 18, 2020	Adam M. Schlichtmann T +1 617 951 7114 adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

Legg Mason Partners Income Trust (the “Registrant”) (Registration Nos. 2-96408 and 811-04254) Post-Effective Amendment Number 373 to the Registrant’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on July 22, 2020, Pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), as Amended

Ladies and Gentlemen:

This letter provides the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) on the above-referenced amendment to the Registration Statement of the Registrant, relating to Western Asset Short Duration Municipal Income Fund (the “Fund”), a series of the Registrant, that Ms. Elena Stojic provided by telephone to Adam Schlichtmann on September 4, 2020. For convenience of reference, each of the comments is summarized before the Registrant’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Registrant currently intends to make a 485(b) filing on September 24, 2020 containing the Fund’s prospectus (“Prospectus”) and statement of additional information (“SAI”) that will become effective on or about September 30, 2020.

General Comments

1.	Please respond to all comments in writing and file the correspondence with the SEC five days before the planned effective date of the registration statement amendment.

Response:	The Registrant acknowledges the comment.

2.	Whenever a comment is made in one location, it should be considered applicable to similar disclosure found elsewhere.

Response:	The Registrant acknowledges the comment.

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3.	We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:	The Registrant acknowledges the comment.

Prospectus Comments

4.	In the narrative disclosure under the section titled “Fees and expenses of the fund”, please state that investors may pay brokerage commissions on their purchases and sales of Class C2 shares.

Response:	The disclosure will be revised as requested in the Fund’s 485(b) filing.

5.

Please advise why “Other expenses” for the Class C2 shares are estimated in the “Annual fund operating expenses” table. If the Fund is able to provide actual other expenses for Class C2 shares, please include a revised fee and expense table in the correspondence filing.

Response:	“Other expenses” for Class C2 shares are estimated because the class currently does not have any shares outstanding (and did not have any shares outstanding during the fund’s last fiscal year).

6.

In the narrative disclosure regarding performance, specifically state that the annual returns for Class C2 shares would be substantially similar to the returns shown and would differ only to the extent that the classes do not have the same expenses. Additionally, please explain how the expenses of the Class C2 shares and Class A shares differ.

Response:	The Registrant respectfully directs the Staff to the existing disclosure in the explanatory narrative that states that: “[t]he bar chart shows changes in the fund’s performance from year to year for Class A shares, a class of the fund that is invested in the same portfolio of securities as Class C2 shares.” The narrative also states that: “[p]erformance for Class C2 shares will vary from the performance shown to the extent the expenses for those classes differ.” The Registrant believes that the existing disclosure achieves the disclosure requirements of Instruction 3.b. of Item 4(b)(2) of Form N-1A and respectfully declines to make any changes in response to this comments.

The Registrant respectfully submits that Form N-1A does not require the Registrant to explain how the expenses of the Class C2 shares and Class A shares differ. Instead, as discussed in the preceding paragraph, Form N-1A requires a fund to only state that annual returns of the class shown would differ only to the extent that the classes do not have the same expenses. Accordingly, no changes have been made in response to this comment.

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7.

The disclosure states that sales charges are not reflected in the bar chart. Please restate the performance of the Class A shares to reflect the maximum sales load shown in the fee table for the Class C2 shares. If Class C2 shares are more expensive than the Class A shares, please state that fact and that since the Class C2 shares have higher expenses, the performance of the Class C2 shares will be lower than that of the Class A shares.

Response:	The Registrant believes that the inclusion of the impact of sales loads in the Average Annual Total Returns Table, but not in the bar chart, is consistent with Instruction 1(a) to Item 4(b)(2)(iii) of Form N-1A, which states that, “[i]f a Fund’s shares are sold subject to a sales load or account fees, state that sales loads or account fees are not reflected in the bar chart and that, if these amounts were reflected, returns would be less than those shown.”

The Registrant will revise the disclosure to reflect that Class C2 shares are expected to have higher ongoing operating expenses than Class A shares and therefore Class C2 returns would have been lower than Class A shares’ returns for the periods shown.

8.	Please confirm that the annual report will be delivered with the Prospectus.

Response:	The Registrant respectfully submits that the web address of Fund’s annual report is found on the back page of the Prospectus. Further the Fund’s annual report is available free of charge on the Fund’s website, which is also provided on the back cover of the Prospectus. The Fund’s annual report is available upon request by calling toll-free 1-877-721-1926, as noted in the section titled “Financial Highlights.” The Registrant is not aware of a legal obligation to physically deliver the Fund’s annual report along with the Prospectus.

SAI Comment

9.	The SAI brackets information about share ownership. Please supplementally provide the bracketed information.

Response:	Share ownership information as of August 31, 2020 will be provided in the SAI in the Fund’s 485(b) filing. It has also been provided in a table format in Appendix A attached hereto.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann
Adam M. Schlichtmann

Appendix A

SHARE OWNERSHIP

Principal Shareholders

As of August 31, 2020, to the knowledge of the Trust, the following shareholders owned of record or beneficially 5% or more of the outstanding shares of the classes of the Fund as set forth below:

Class	Name and Address	Percent of Class (%)
California Municipals Fund
A	MORGAN STANLEY SMITH BARNEY LLC FOR THE EXCLUSIVE BENEFIT OF ITS CUSTOMERS 1 NEW YORK PLAZA FL 12 NEW YORK NY 10004-1901	48.50

A	BNY MELLON INVESTMENT SERVICING (US) INC FBO PRIMERICA FINANCIAL SERVICES 760 MOORE RD KING OF PRUSSIA PA 19406-1212	12.48

A	PERSHING LLC 1 PERSHING PLZ JERSEY CITY NJ 07399-0001	8.54

A	WELLS FARGO CLEARING SVCS LLC 2801 MARKET STREET SAINT LOUIS, MO 63103	5.37

C	MORGAN STANLEY SMITH BARNEY LLC FOR THE EXCLUSIVE BENEFIT OF ITS CUSTOMERS 1 NEW YORK PLAZA FL 12 NEW YORK NY 10004-1901	46.46

C	PERSHING LLC 1 PERSHING PLZ JERSEY CITY NJ 07399-0001	17.45

C	WELLS FARGO CLEARING SVCS LLC 2801 MARKET STREET SAINT LOUIS, MO 63103	12.30

C	MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN: FUND ADMINISTRATION 4800 DEER LAKE DRIVE EAST 3RD FLOOR JACKSONVILLE FL 32246-6484	11.11

I	MORGAN STANLEY SMITH BARNEY LLC FOR THE EXCLUSIVE BENEFIT OF ITS CUSTOMERS 1 NEW YORK PLAZA FL 12 NEW YORK NY 10004-1901	47.64

I	PERSHING LLC 1 PERSHING PLZ JERSEY CITY NJ 07399-0001	10.19

Class	Name and Address	Percent of Class (%)
I	MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN: FUND ADMINISTRATION 4800 DEER LAKE DRIVE EAST 3RD FLOOR JACKSONVILLE FL 32246-6484	10.00

I	UBS WM USA FBO SPEC CDY A/C EXL BEN CUSTOMERS OF UBSFSI 1000 HARBOR BLVD WEEHAWKEN, NJ 07086	8.91

I	RAYMOND JAMES OMNIBUS FOR MUTUAL FUNDS 880 CARILLON PKWY ST PETERSBURG FL 33716-1100	8.70

I	NATIONAL FINANCIAL SERVICES CORP FBO EXCLUSIVE BENEFIT OF OUR CUST ATTN MUTUAL FUNDS DEPT 4TH FLOOR 499 WASHINGTON BLVD JERSEY CITY NJ 07310-2010	5.05

Emerging Markets Debt Fund
A	WELLS FARGO CLEARING SVCS LLC 2801 MARKET STREET SAINT LOUIS, MO 63103	75.32

A	MORGAN STANLEY SMITH BARNEY LLC FOR THE EXCLUSIVE BENEFIT OF ITS CUSTOMERS 1 NEW YORK PLAZA FL 12 NEW YORK NY 10004-1901	10.37

A	MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN: FUND ADMINISTRATION 4800 DEER LAKE DRIVE EAST 3RD FLOOR JACKSONVILLE FL 32246-6484	7.32

A2	BNY MELLON INVESTMENT SERVICING (US) INC FBO PRIMERICA FINANCIAL SERVICES 760 MOORE RD KING OF PRUSSIA PA 19406-1212	100.00

C	WELLS FARGO CLEARING SVCS LLC 2801 MARKET STREET SAINT LOUIS, MO 63103	37.78

C	RAYMOND JAMES OMNIBUS FOR MUTUAL FUNDS 880 CARILLON PKWY ST PETERSBURG FL 33716-1100	21.50

Class	Name and Address	Percent of Class (%)
C	MORGAN STANLEY SMITH BARNEY LLC FOR THE EXCLUSIVE BENEFIT OF ITS CUSTOMERS 1 NEW YORK PLAZA FL 12 NEW YORK NY 10004-1901	17.00

C	PERSHING LLC 1 PERSHING PLZ JERSEY CITY NJ 07399-0001	11.64

C	NATIONAL FINANCIAL SERVIES LLC 499 WASHINGTON BLVD JERSEY CITY, NJ 07310	5.15

FI	TD AMERITRADE INC FOR THE EXCLUSIVE BENEFIT OF OUR CLIENTS PO BOX 2226 OMAHA NE 68103-2226	42.09

FI	MORGAN STANLEY SMITH BARNEY LLC FOR THE EXCLUSIVE BENEFIT OF ITS CUSTOMERS 1 NEW YORK PLAZA FL 12 NEW YORK NY 10004-1901	24.47

FI	VANGUARD BROKERAGE SERVICES PO BOX 1170 VALLEY FORGE PA 19482-1170	18.45

FI	NATIONAL FINANCIAL SERVICES CORP FBO EXCLUSIVE BENEFIT OF OUR CUST ATTN MUTUAL FUNDS DEPT 4TH FLOOR 499 WASHINGTON BLVD JERSEY CITY NJ 07310-2010	10.53

I	MORGAN STANLEY SMITH BARNEY LLC FOR THE EXCLUSIVE BENEFIT OF ITS CUSTOMERS 1 NEW YORK PLAZA FL 12 NEW YORK NY 10004-1901	43.00

I	TD AMERITRADE INC FOR THE EXCLUSIVE BENEFIT OF OUR CLIENTS PO BOX 2226 OMAHA NE 68103-2226	14.75

I	WELLS FARGO CLEARING SVCS LLC 2801 MARKET STREET SAINT LOUIS, MO 63103	13.23

I	PERSHING LLC 1 PERSHING PLZ JERSEY CITY NJ 07399-0001	10.90

Class	Name and Address	Percent of Class (%)
IS	NATIONAL FINANCIAL SERVICES CORP FBO EXCLUSIVE BENEFIT OF OUR CUST ATTN MUTUAL FUNDS DEPT 4TH FLOOR 499 WASHINGTON BLVD JERSEY CITY NJ 07310-2010	94.08

Managed Municipals Fund
1	BNY MELLON INVESTMENT SERVICING (US) INC FBO PRIMERICA FINANCIAL SERVICES 760 MOORE RD KING OF PRUSSIA PA 19406-1212	99.99

A	MORGAN STANLEY SMITH BARNEY LLC FOR THE EXCLUSIVE BENEFIT OF ITS CUSTOMERS 1 NEW YORK PLAZA FL 12 NEW YORK NY 10004-1901	28.02

A	BNY MELLON INVESTMENT SERVICING (US) INC FBO PRIMERICA FINANCIAL SERVICES 760 MOORE RD KING OF PRUSSIA PA 19406-1212	15.60

C	MORGAN STANLEY SMITH BARNEY LLC FOR THE EXCLUSIVE BENEFIT OF ITS CUSTOMERS 1 NEW YORK PLAZA FL 12 NEW YORK NY 10004-1901	23.51

C	AMERICAN ENTERPRISE INVESTMENT SVC 707 2ND AVE S MINNEAPOLIS MN 55402-2405	12.88

C	WELLS FARGO CLEARING SVCS LLC 2801 MARKET STREET SAINT LOUIS, MO 63103	12.54

C	MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN: FUND ADMINISTRATION 4800 DEER LAKE DRIVE EAST 3RD FLOOR JACKSONVILLE FL 32246-6484	11.52

C	UBS WM USA FBO SPEC CDY A/C EXL BEN CUSTOMERS OF UBSFSI 1000 HARBOR BLVD WEEHAWKEN, NJ 07086	7.96

C	RAYMOND JAMES OMNIBUS FOR MUTUAL FUNDS 880 CARILLON PKWY ST PETERSBURG FL 33716-1100	7.47

Class	Name and Address	Percent of Class (%)
C	PERSHING LLC 1 PERSHING PLZ JERSEY CITY NJ 07399-0001	6.50

I	MORGAN STANLEY SMITH BARNEY LLC FOR THE EXCLUSIVE BENEFIT OF ITS CUSTOMERS 1 NEW YORK PLAZA FL 12 NEW YORK NY 10004-1901	22.26

I	MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN: FUND ADMINISTRATION 4800 DEER LAKE DRIVE EAST 3RD FLOOR JACKSONVILLE FL 32246-6484	17.62

I	AMERICAN ENTERPRISE INVESTMENT SVC 707 2ND AVE S MINNEAPOLIS MN 55402-2405	12.37

I	UBS WM USA FBO SPEC CDY A/C EXL BEN CUSTOMERS OF UBSFSI 1000 HARBOR BLVD WEEHAWKEN, NJ 07086	6.84

I	LPL FINANCIAL OMNIBUS CUSTOMER ACCOUNT 4707 EXECUTIVE DRIVE SAN DIEGO CA 92121	6.10

I	RAYMOND JAMES OMNIBUS FOR MUTUAL FUNDS 880 CARILLON PKWY ST PETERSBURG FL 33716-1100	5.74

IS	EDWARD D JONES & CO FOR THE BENEFIT OF CUSTOMERS 12555 MANCHESTER RD SAINT LOUIS MO 63131-3729	60.80

IS	CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCT FBO CUSTOMERS ATTN MUTUAL FUNDS 211 MAIN STREET SAN FRANCISCO CA 94105-1905	9.86

IS	CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCT FBO CUSTOMERS ATTN MUTUAL FUNDS 211 MAIN STREET SAN FRANCISCO CA 94105-1905	9.76

Class	Name and Address	Percent of Class (%)
IS	RELIANCE TRUST CO FBO ARDEN C/C P.O. BOX 78446 ATLANTA GA 30357	6.72

IS	JP MORGAN TRUST CO OF DELAWARE TTEE THE K5FEL EXEMPT TRUST U/A DTD 12/20/17 500 STANTON CHRISTIANA ROAD NEWARK DE 19713	5.71

Short Duration Municipal Income Fund
A	MORGAN STANLEY SMITH BARNEY LLC FOR THE EXCLUSIVE BENEFIT OF ITS CUSTOMERS 1 NEW YORK PLAZA FL 12 NEW YORK NY 10004-1901	56.52

A	MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN: FUND ADMINISTRATION 4800 DEER LAKE DRIVE EAST 3RD FLOOR JACKSONVILLE FL 32246-6484	9.42

A	WELLS FARGO CLEARING SVCS LLC 2801 MARKET STREET SAINT LOUIS, MO 63103	7.47

A	UBS WM USA FBO SPEC CDY A/C EXL BEN CUSTOMERS OF UBSFSI 1000 HARBOR BLVD WEEHAWKEN, NJ 07086	6.84

A2	BNY MELLON INVESTMENT SERVICING (US) INC FBO PRIMERICA FINANCIAL SERVICES 760 MOORE RD KING OF PRUSSIA PA 19406-1212	100.00

C	MORGAN STANLEY SMITH BARNEY LLC FOR THE EXCLUSIVE BENEFIT OF ITS CUSTOMERS 1 NEW YORK PLAZA FL 12 NEW YORK NY 10004-1901	23.61

C	UBS WM USA FBO SPEC CDY A/C EXL BEN CUSTOMERS OF UBSFSI 1000 HARBOR BLVD WEEHAWKEN, NJ 07086	18.49

C	WELLS FARGO CLEARING SVCS LLC 2801 MARKET STREET SAINT LOUIS, MO 63103	10.87

Class	Name and Address	Percent of Class (%)
C	AMERICAN ENTERPRISE INVESTMENT SVC 707 2ND AVE S MINNEAPOLIS MN 55402-2405	10.65

C	RAYMOND JAMES OMNIBUS FOR MUTUAL FUNDS 880 CARILLON PKWY ST PETERSBURG FL 33716-1100	10.49

C	CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCT FBO CUSTOMERS ATTN MUTUAL FUNDS 211 MAIN STREET SAN FRANCISCO CA 94105-1905	7.74

C	PERSHING LLC 1 PERSHING PLZ JERSEY CITY NJ 07399-0001	6.00

I	MORGAN STANLEY SMITH BARNEY LLC FOR THE EXCLUSIVE BENEFIT OF ITS CUSTOMERS 1 NEW YORK PLAZA FL 12 NEW YORK NY 10004-1901	37.48

I	UBS WM USA FBO SPEC CDY A/C EXL BEN CUSTOMERS OF UBSFSI 1000 HARBOR BLVD WEEHAWKEN, NJ 07086	10.08

I	RAYMOND JAMES OMNIBUS FOR MUTUAL FUNDS 880 CARILLON PKWY ST PETERSBURG FL 33716-1100	10.03

I	MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN: FUND ADMINISTRATION 4800 DEER LAKE DRIVE EAST 3RD FLOOR JACKSONVILLE FL 32246-6484	9.50

I	NATIONAL FINANCIAL SERVICES CORP FBO EXCLUSIVE BENEFIT OF OUR CUST ATTN MUTUAL FUNDS DEPT 4TH FLOOR 499 WASHINGTON BLVD JERSEY CITY NJ 07310-2010	7.54

I	AMERICAN ENTERPRISE INVESTMENT SVC 707 2ND AVE S MINNEAPOLIS MN 55402-2405	5.54

IS	CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCT FBO CUSTOMERS ATTN MUTUAL FUNDS 211 MAIN STREET SAN FRANCISCO CA 94105-1905	97.54

As of August 31, 2020, to the knowledge of the Trust, the following shareholders owned of record or beneficially 25% or more of the outstanding shares of the Fund as set forth below. Shareholders who beneficially own 25% or more of the outstanding shares of the Fund or who are otherwise deemed to “control” the Fund may be able to determine or significantly influence the outcome of matters submitted to a vote of the Fund’s shareholders.

Fund	Name and Address	Percent of Fund (%)
California Municipals Fund	MORGAN STANLEY SMITH BARNEY LLC FOR THE EXCLUSIVE BENEFIT OF ITS CUSTOMERS 1 NEW YORK PLAZA FL 12 NEW YORK NY 10004-1901	48.26

Emerging Markets Debt Fund	MORGAN STANLEY SMITH BARNEY LLC FOR THE EXCLUSIVE BENEFIT OF ITS CUSTOMERS 1 NEW YORK PLAZA FL 12 NEW YORK NY 10004-1901	32.66

Managed Municipals Fund	MORGAN STANLEY SMITH BARNEY LLC FOR THE EXCLUSIVE BENEFIT OF ITS CUSTOMERS 1 NEW YORK PLAZA FL 12 NEW YORK NY 10004-1901	26.05

Short Duration Municipal Income Fund	MORGAN STANLEY SMITH BARNEY LLC FOR THE EXCLUSIVE BENEFIT OF ITS CUSTOMERS 1 NEW YORK PLAZA FL 12 NEW YORK NY 10004-1901	42.56

As of August 31, 2020, the Trustees and officers of the Trust, as a group, owned less than 1% of the outstanding shares of each class of the Fund.